HANDY HARDWARE WHOLESALE, INC.

                                                                   May 16, 2005


Mr. Ryan Rohn
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0510
450 5th Street, N.W. - Judiciary Plaza
Washington D.C. 20549-0405

Re: Handy Hardware Wholesale, Inc.
    Form 8-K Item 4.01 filed April 28, 2005
    File No. 000-15708

Dear Mr. Rohn:

     In connection with the comment letter from the SEC dated April 29, 2005 and the corresponding Form 8-K/A, Handy Hardware Wholesale, Inc. (the "Company") makes the following statements:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o The staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

/s/ Tina S. Kirbie
--------------------------------------
Tina S. Kirbie
Chief Financial and Accounting Officer